Exhibit 99.6

CONYERS DILL & PEARMAN Cricket Square, Hutchins Drive PO Box 2681, Grand Cayman KY1-1111 Cayman Islands T +1 345 945 3901 conyers.com

1 April 2020

+1-345-814-7786

cora.millerr@conyers.com

Huitao Technology Co., Ltd.

9 North West Fourth Ring Road

Yingu Mansion, Suite 1708

Haidian District, Beijing

People’s Republic of China

Dear Ladies and Gentlemen,

Huitao Technology Co., Ltd. (the “Company”)

We have acted as special legal counsel in the Cayman Islands to the Company in connection with the Company’s Registration Statement on Form F-3 originally filed with the U.S. Securities and Exchange Commission in the United States (the “Commission”) on 25 February 2020, including all amendments or supplements thereto (the “Registration Statement”, which term does not include any other document or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto) relating to the registration under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) and the base prospectus as amended by prospectus supplement dated 31 March 2020 and filed pursuant to Rule 424(b)(5) of the Securities Act (collectively, the “Prospectus”) included therein, relating to the offering and sale by the Company (the “Offering”) from time to time of 2,727,274 ordinary shares of the Company, par value US$0.001 each (the “Ordinary Shares”) and warrants to purchase up to 2,727,274 Ordinary Shares of the Company (“Warrant Shares”) pursuant to the Purchase Agreement (as defined below).

For the purposes of giving this opinion, we have examined and relied upon copies of the following documents:

(i)	the Registration Statement;

(ii)	the Prospectus;

(iii)	the placement agency agreement dated March 31, 2020 made among the Company and the Placement Agent;

(iv)	the ordinary share purchase warrants dated March 31, 2020 made by the Company; and

(v)	the securities purchase agreement (the “Purchase Agreement”) dated March 31, 2020 made among the Purchasers and the Company.

The documents listed in items (iii) to (v) above are sometimes collectively referred to as the “Documents” and together with the Registration Statement and the Prospectus, are sometimes collectively referred to as the “Transaction Documents” (which terms do not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto).

We have also reviewed the certificate of incorporation of the Company dated 28 June 2019, a copy of the certificate of name change of the Company dated 12 July 2019, the amended and restated memorandum of association and the articles of association of the Company filed 12 July 2019 (together, the “Constitutional Documents”), each certified by the Secretary of the Company on 31 March 2020, a copy of unanimous written resolutions of the directors of the Company dated 31 March 2020 and 10 January 2020 and of the compensation committee of the board of directors of the Company dated 31 March 2020 (collectively, the “Resolutions”), a certificate of good standing (the “Cogs”) of the Company issued by the Registrar of Companies of the Cayman Islands and dated 31 March 2020 (the “Certificate Date”), the results of our electronic searches against the Company at the Companies Registry conducted on 31 March 2020 and the Grand Court in the Cayman Islands conducted on 31 March 2020, and such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below. The Constitutional Documents, Cogs, Resolutions, Registration Statement and Prospectus are hereinafter collectively referred to as the “Corporate Documents”.

We have assumed (a) the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken; (b) that where a document has been examined by us in draft form, it will be or has been executed and/or filed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention; (c) that the Resolutions were passed at one or more duly convened, constituted and quorate meetings, or by unanimous written resolutions, remain in full force and effect and have not been rescinded or amended; (d) that the Company will issue the Ordinary Shares and Warrant Shares in furtherance of its objects as set out in its Constitutional Documents; (e) that the Constitutional Documents will not be amended in any manner that would affect the opinions set forth herein; (f) that, upon the issue of any Ordinary Shares and Warrant Shares to be sold by the Company, the Company will receive consideration for the full issue price thereof which shall not be less than the par value thereof; (g) the capacity, power and authority of each of the parties to the Documents, other than the Company, where a party, to enter into and perform its respective obligations under the Documents; (h) the due execution of the Documents by each of the parties thereto, other than the Company, where a party, and the physical delivery thereof by each of the parties thereto with an intention to be bound thereby; (i) the accuracy and completeness of all factual representations made in the Transaction Documents and other documents reviewed by us; (j) that there is no provision of the law of any jurisdiction, other than the Cayman Islands, which would have any implication in relation to the opinions expressed herein; (k) there is nothing underlying any law (other than the laws of the Cayman Islands) which would or might affect the opinions expressed herein; (l) the validity and binding effect under the laws of the State of New York (the “Foreign Laws”) of the Transaction Documents in accordance with their respective terms; (m) the validity and binding effect under the Transaction Documents of the submission by the Company to the exclusive jurisdiction of the state and federal courts of the United States of America located in the City of New York, Borough of Manhattan (the “Foreign Courts”); (n) no invitation has been or will be made by or on behalf of the Company to the public in the Cayman Islands to subscribe for any shares of the Company; (o) that the Registration Statement has been declared effective by the Commission prior to, or concurrent with, the sale of Securities pursuant to the Registration Statement; (p) the Offering and the transactions contemplated thereunder complies with the requirements of the applicable rules of the Nasdaq Stock Market; (q) that on the date of entering into the Transaction Documents to which is it a party, the Company is and after entering into the Transaction Documents to which it is a party, will be able to pay its liabilities as they become due; (r) the validity and binding effect under the laws of the United States of America of the Registration Statement and Prospectus and that the Registration Statement and Prospectus will or have been duly filed with and declared effective by the Commission; and (s) save for the Corporate Documents, there are no resolutions, agreements, documents or arrangements which materially affect, amend or vary the transactions contemplated by the Registration Statement.

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We express no opinion as to validity or the binding effect of obligations to make any payment at an increased rate on overdue amounts or on the happening of an event of default or to pay a specified rate of interest on the amount of a judgment after the date of judgment. In addition, any provision expressly or impliedly providing that certain statements, calculations and/or certificates are incorrect on their face or fraudulent will not necessarily prevent judicial enquiry into the merits of a claim of an aggrieved party. We express no opinion in respect of the enforceability of any provision in the Transaction Documents which purports to fetter the statutory powers of the Company.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the Cayman Islands. This opinion is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This opinion is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

On the basis of and subject to the foregoing, we are of the opinion that:

1.	As of the Certificate Date, the Company has been duly incorporated and is validly existing under the laws of the Cayman Islands and is validly existing as an exempted company and in good standing (meaning that it has not failed to make any filing with any Cayman Islands government authority or to pay any Cayman Islands government fee or tax which might make it liable to be struck off the Register of Companies and thereby cease to exist under the laws of the Cayman Islands).

2.	When issued and paid for in accordance with the terms of the Offering described in the Registration Statement, the Prospectus and the Documents and recorded in the register of members of the Company, the Ordinary Shares will be validly issued fully-paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof).

3.	The Warrant Shares have been duly authorized and when issued and delivered by the Company pursuant to the Transaction Documents against payment of the consideration set forth in the Transaction Documents, will be duly and validly issued, fully-paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof).

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We hereby consent to the filing of this opinion as exhibit 5.1 to the Registration Statement and to the references to our firm under the captions “Legal Matters” and elsewhere in the Prospectus forming a part of the Registration Statement. In giving this consent, we do not hereby admit that we are experts within the meaning of Section 11 of the Securities Act or that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder. It may not be used, circulated or otherwise referred to any other for any other purpose as set out herein.

Yours faithfully,

/s/ Conyers Dill & Pearman

Conyers Dill & Pearman

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